Exhibit 1

FOR IMMEDIATE RELEASE	24 MARCH 2014

WPP PLC (“WPP”)

WPP agrees to acquire majority stake in digital technology

consultancy, Cognifide, in the UK

WPP has agreed to acquire a majority stake in Cognifide Limited (“Cognifide”), a leading digital technology consultancy in the UK. Cognifide specialises in content management and digital asset management technology, helping companies and brands build capability through company-wide digital frameworks, to create, manage and optimise measurable digital experiences. Cognifide will continue to operate as its own brand within WPP and will co-operate closely across WPP, particularly with the WPP Digital and Wunderman companies.

Founded in 2005, Cognifide employs over 200 people and is headquartered in London with a major development centre in Poznań, Poland. Cognifide’s clients include leading companies from financial services, life sciences, media & entertainment and retail, including Allianz, Chivas, Direct Line Group, Euromoney, GSK, Investec, John Lewis Partnership, RBS, Shell, The Telegraph and Virgin Media.

Cognifide’s unaudited revenues for the year ended 31 December 2013 were £8.8 million with gross assets of approximately £4.3 million as at the same date.

The acquisition is part of WPP’s strategy of strengthening the Group’s capabilities in fast-growing sectors and markets. WPP’s digital revenues were over US$6.0 billion in 2013, representing almost 35% of total Group revenues of US$17.3 billion. The Group is targeting at least 40-45% of revenues to be derived from digital in the next five years. In the UK, the Group (including associates) generates revenues of about US$2.8 billion and employs over 15,000 people. Like-for-like revenue growth in the UK was 4.8% in 2013.

Contact:

Feona McEwan, WPP

+ 44(0) 207 408 2204